Form 51-102F3

Material Change Report

1. Name and Address of Company

KWESST Micro Systems Inc. ("KWESST" or the "Company")

2900-550 Burrard St., Vancouver,
British Columbia V6C 0A3, Canada

2. Date of Material Change

June 7, 2024.

3. News Release

A news release disclosing the material change was released by KWESST through NewsFile Corp. on June 10, 2024 and a copy was subsequently filed under the Company's profile on SEDAR+ at www.sedarplus.com.

4. Summary of Material Change

KWESST announced that it has been awarded a sub-contract by Thales Canada for a maximum workshare of approximately CAD $48 million over an initial six-year term.

5. Full Description of Material Change

5.1. Full Description of Material Change

On June 10, 2024, KWESST announced that it has been awarded a sub-contract by Thales Canada under which KWESST will deliver specialized software services for work under the Canadian Department of National Defence Land C4ISR series of contracts to modernize the Canadian Army's capabilities through advanced land command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR) systems. The contract was signed at close of business on June 7, 2024.

The award is a task-based contract with a maximum workshare of approximately CAD $48 million over an initial six-year term. KWESST's expected revenue under this contract is largely driven by the timing and extent of task orders issued by the customer. As work tasks are authorized and communicated to the Company and work gets underway, KWESST's management team will provide guidance on the impact of those activities to revenue.

5.2. Disclosure for Restructuring Transactions

Not applicable.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact David Luxton, Executive Chairman at luxton@kwesst.com. Or Chief Operating Officer Harry Webster Webster@kwesst.com

9. Date of Report

June 11, 2024.